Exhibit 18.1

April 23, 2010

Ms. Laura Wright
Senior Vice President Finance & Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

Dear Ms. Wright:

Note 2 of the Notes to the Condensed Consolidated Financial Statements of Southwest Airlines Co. (the Company) included in its Form 10-Q for the three months ended March 31, 2010 describes a change in the method of accounting for partially earned awards under the Company’s frequent flyer program from a method of only accruing the incremental cost for fully earned awards to a method of also accruing the incremental cost of partially earned awards.  There are no authoritative criteria for determining a ‘preferable’ method for accounting for partially earned awards under frequent flyer programs based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to December 31, 2009, and therefore we do not express any opinion on any financial statements of Southwest Airlines Co. subsequent to that date.

/s/Ernst & Young LLP